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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      VWR SCIENTIFIC PRODUCTS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              EM SUBSIDIARY, INC.
                         EM LABORATORIES, INCORPORATED
                         MERCK KGaA, DARMSTADT, GERMANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   918435108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                STEPHEN J. KUNST
                          VICE PRESIDENT AND SECRETARY
                          EM SUBSIDIARY, INCORPORATED
                           C/O EM LABORATORIES, INC.
                                7 SKYLINE DRIVE
                           HAWTHORNE, NEW YORK 10532
                                 (914) 592-4660
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                             KLAUS H. JANDER, ESQ.
                           RICHARD T. MCDERMOTT, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                           CALCULATION OF FILING FEE
Transaction Valuation*: $637,761,832.00       Amount of Filing Fee: $127,552.00
---------------
 * For purposes of calculating the fee only. This amount assumes the purchase of 17,236,806 shares of common stock, par value $1.00 per share (the "Shares") of VWR Scientific Products Corporation at a price per share of $37.00, net to the seller in cash, without interest thereon. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount Previously Paid: Not Applicable         Filing Party: Not Applicable
   Form or registration no.: Not Applicable       Date Filed: Not Applicable

                         (Continued on following pages)
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

                                 SCHEDULE 14D-1

    CUSIP NO. 918435108                                        PAGE 2

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSONS
           EM SUBSIDIARY, INC.
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF
           ABOVE PERSONS
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS
           AF
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,538,784
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
           SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
           49.9%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

    CUSIP NO. 918435108                                        PAGE 3

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSONS
           EM LABORATORIES, INCORPORATED
           S.S. OR I.R.S. IDENTIFICATION
           NUMBER OF ABOVE PERSONS
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS AF
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,538,784
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
           SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
           49.9%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

    CUSIP NO. 918435108                                        PAGE 4

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSONS
           MERCK KGaA, DARMSTADT, GERMANY
           S.S. OR I.R.S. IDENTIFICATION
           NUMBER OF ABOVE PERSONS
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS WC
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Germany
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,538,784
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
           SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
           49.9%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is VWR Scientific Products Corporation, a Pennsylvania corporation (the "Company"). The address of the Company's principal executive offices is 1310 Goshen Parkway, West Chester, Pennsylvania 19380.

     (b) This Statement relates to the offer by EM Subsidiary, Inc., a Pennsylvania corporation ("Purchaser"), a wholly-owned subsidiary of EM Laboratories, Inc., a New York corporation ("Parent") that is an indirect subsidiary of Merck KGaA, Darmstadt, Germany, a Germany company ("Merck KGaA"), to purchase all the outstanding shares of common stock, par value $1.00 per share (the "Shares") of the Company which are not owned by the Purchaser and its stockholders at a purchase price of $37.00 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. As of May 31, 1999, there were 28,968,627 Shares outstanding, of which the Purchaser beneficially owns 15,538,784.

     (c) The information set forth in Section 7 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Purchaser, Parent and Merck KGaA (collectively, the "Bidders"). Purchaser is a wholly-owned subsidiary of Parent. Parent is an indirect subsidiary of Merck KGaA. The information set forth in the Offer to Purchase under "Introduction," in Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, none of the Bidders nor to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Section 11 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 15 ("The Merger") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 13 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction," Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Other Related Parties"), and Section 15 ("The Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction," Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties"), and in
Section 15 ("The Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" and Section 18 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDER.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), and Section 15 ("The Merger") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in Section 17 ("Certain Legal Matters; Regulatory Approvals") the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in Section 17 ("Certain Legal Matters; Regulatory Approvals") the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the related Letter of Transmittal and the Agreement and Plan of Merger, dated June 8, 1999, by and among Parent, Purchaser and the Company, the Shareholder Agreement, dated June 8, 1999, the Standstill Agreement, dated February 27, 1995, and Amendment No. 1 to the Standstill Agreement, dated September 15, 1995 copies of which are filed as Exhibits (a)(1), (a)(2), (c)(1), (c)(2), (c)(3), (c)(4), (c)(5), (c)(6) and
(c)(7) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
 (a)(1)       Offer to Purchase, dated June 14, 1999.
 (a)(2)       Letter of Transmittal.
 (a)(3)       Notice of Guaranteed Delivery.
 (a)(4)       Form of letter dated June 14, 1999, to brokers, dealers,
              commercial banks, trust companies and other nominees.
 (a)(5)       Form of letter to be used by brokers, dealers, commercial
              banks, trust companies and nominees to their clients.
 (a)(6)       Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
 (a)(7)       Summary Advertisement, dated June 14, 1999.
 (a)(8)       Press Release, dated June 9, 1999 (in German with English
              translation).
 (c)(1)       Agreement and Plan of Merger, dated June 8, 1999.
 (c)(2)       Shareholder Agreement, dated June 8, 1999.
 (c)(3)       Standstill Agreement, dated February 27, 1995.
 (c)(4)       Amendment Number One to the Standstill Agreement, dated
              September 15, 1995.
 (c)(5)       Common Share and Warrant Purchase Agreement, dated February
              27, 1995.*
 (c)(6)       Common Share and Debenture Purchase Agreement, dated May 24,
              1995.*
 (c)(7)       Subordinated Debenture, dated September 15, 1995.*

---------------
* Incorporated by reference to the Schedule 14D-9 filed by the Company on June 14, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 1999
                                          EM SUBSIDIARY, INC.

                                          By:       /s/ DIETER JANSSEN

                                              ----------------------------------
                                          Name: Dieter Janssen
                                          Title:  President

                                          EM LABORATORIES, INCORPORATED

                                          By:      /s/ STEPHEN J. KUNST

                                              ----------------------------------
                                          Name: Stephen J. Kunst
                                          Title:  Vice-President & Secretary

                                          MERCK KGaA, DARMSTADT, GERMANY

                                          By:     /s/ KLAUS-PETER BRANDIS

                                              ----------------------------------
                                          Name: Klaus-Peter Brandis
                                          Title:  Departmental Director
                                          (Abteilungsdirektor)

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
  (a)(1)     Offer to Purchase, dated June 14, 1999.
  (a)(2)     Letter of Transmittal.
  (a)(3)     Notice of Guaranteed Delivery.
  (a)(4)     Form of letter, dated June 14, 1999, to brokers, dealers,
             commercial banks, trust companies and other nominees.
  (a)(5)     Form of letter to be used by brokers, dealers, commercial
             banks, trust companies and nominees to their clients.
  (a)(6)     Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
  (a)(7)     Form of Summary Advertisement, dated June 14, 1999.
  (a)(8)     Press Release, dated June 9, 1999 (in German with English
             translation).
  (c)(1)     Agreement and Plan of Merger, dated June 8, 1999.
  (c)(2)     Shareholder Agreement, dated June 8, 1999.
  (c)(3)     Standstill Agreement, dated February 27, 1995.
  (c)(4)     Amendment Number One to the Standstill Agreement, dated
             September 15, 1995.
  (c)(5)     Common Share and Warrant Purchase Agreement, dated February
             27, 1995.*
  (c)(6)     Common Share and Debenture Purchase Agreement, dated May 24,
             1995.*
  (c)(7)     Subordinated Debenture, dated September 15, 1995.*

---------------
* Incorporated by reference to the Schedule 14D-9 filed by the Company on June 14, 1999.